IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                             IN AND FOR NEW CASTLE COUNTY

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          RALPH DIETSCHE,                     :
                                              :   Civil Action No. 14156
                              Plaintiff,      :
                                              :
                    -against-                 :
                                              :
          LEO J. McKERNAN, JAMES C. CHAPMAN,  :
          DONALD N. FREY, JAMES A.D. GEIER,   :
          GAYNOR N. KELLEY, RAY B. MUNDT,     :
          FRANK M. SIMMS and CLARK EQUIPMENT  :
          COMPANY,                            :
                                              :
                              Defendants.     :
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                                CLASS ACTION COMPLAINT
                                ----------------------



                    Plaintiff, by his attorneys, for his Complaint alleges,

          upon information and belief, except as to the allegations

          contained in paragraph 2, which plaintiff alleges upon knowledge,

          as follows:

                                   NATURE OF ACTION
                                   ----------------

                    1.   Plaintiff brings this class action on behalf of

          himself and all other shareholders of defendant Clark Equipment

          Company ("Clark" or the "Company") similarly situated (the

          "Class") for declaratory and injunctive relief, and/or

          compensatory damages arising from defendants' breach of fiduciary duty to the shareholders of Clark.  As detailed herein,

          defendants have acted contrary to the best interests of Clark's






























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          public shareholders by, among other things, failing to

          investigate and consider fully an offer by Ingersoll-Rand Co.

          ("Ingersoll-Rand") to purchase all outstanding shares of the

          Company for up to $75 per share, which represents a premium of more than 40% above the recent market price of the Company's common stock.  Defendants' who currently own or control less than

          1% of the Company's common stock outstanding, have taken these unlawful actions in violation of their fiduciary duties, for the purpose of entrenching themselves in managerial and directorial positions.


                                       PARTIES
                                       -------

                    2.   Plaintiff Ralph Dietsche is and was at all time

          material hereto the owner of common shares of defendant Clark.

                    3.   Defendant Clark is a Delaware corporation with

          principal executive offices located at 100 North Michigan Street,

          Southbend, Indiana  46634.  Clark produces and sells construction machinery, fork lift trucks, transmissions for on-highway trucks and axles and transmissions for off-highway equipment worldwide.

          As of March 13, 1995, the Company had approximately 17,132,696 shares of common stock outstanding.  For the fiscal year ended

          December 31, 1994, the Company reported net earnings of $161.9 million, or $9.30 per share.  At the close of fiscal 1994, Clark reported assets of $1.194 billion against liabilities of $741.7 million.






















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                    4.   At all relevant times herein, defendant Leo J.

          McKernan was President and Chief Executive Officer of the

          Company, as well as the Chairman of its Board of Directors (the

          "Board").

                    5.   At all relevant times hereto, the following

          defendants were members of the Company's Board:


                              James C. Chapman
                              Donald N. Frey
                              James A. D. Geier
                              Gaynor N. Kelley
                              Ray B. Mundt
                              Frank M. Simms

          For the fiscal year ended December 31, 1994, these individual defendants, as a group, received cash compensation from the

          Company of nearly $3 million.  As of March 13, 1995, however, the individual defendants collectively owned or controlled less than

          1% of the Company's outstanding common stock.


                               CLASS ACTION ALLEGATIONS
                               ------------------------

                    6.   Plaintiff brings this action pursuant to rule 23

          of the rules of the Court of Chancery, for declaratory,

          injunctive and other relief on his own behalf and as a class action, on behalf of all common stockholders of Clark (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants)

          and their successors in interest, who are being deprived of the
























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          opportunity to maximize the value of their Clark shares by the wrongful acts of the defendants described herein.

                    7.   This action is properly maintainable as a class

          action for the following reasons:

                         (a)  The class of stockholders for whose benefit

          this action is brought is so numerous that joinder of all class members is impracticable.  As of March 13, 1995, Clark had approximately 17,132,696 shares of common stock duly issued and outstanding, owned by thousands of shareholders.  Members of the

          Class are scattered throughout the United States.

                    (b)  There are questions of law and fact which are

          common to the members of the Class and which predominate over any questions affecting any individual members.  The common questions include, interalia, the following:
                   ---------

                         (i)  whether the defendants, in bad faith and for

                    improper motives, have impeded or erected barriers to

                    other offers for the Company, including Ingersoll-

                    Rand's all-cash tender offer of $75-77 per share;

                        (ii)  whether the defendants have engaged in

                    conduct constituting unfair dealing to the detriment of

                    the public stockholders of Clark; and

                       (iii)  whether the defendants have breached their

                    fiduciary and common law duties owed by them to

                    plaintiff and the other members of the Class.























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                    (c)  The claims of plaintiff are typical of the claims

          of the other members of the Class, and plaintiff has no interests that are adverse of antagonistic to the interest of the Class.

                    (d)  Plaintiff is committed to the vigorous prosecution

          of this action and has retained competent counsel experienced in litigation of this nature.  Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                    (e)  The prosecution of separate actions by individual

          members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the

          Class, which would establish incompatible standards of conduct for the party opposing the Class.

                    (f)  Defendants have acted and are about to act on

          grounds generally applicable to the Class, thereby making

          appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.


                                   CLAIM FOR RELIEF
                                   ----------------

                    8.   Clark produces and sells construction machinery,

          fork lift trucks, transmissions for on-highway trucks and axles and transmissions for off-highway equipment worldwide.  In March

          1994, Ingersoll-Rand approached Clark, to propose an acquisition of Clark by Ingersoll-Rand.  Ingersoll-Rand is a leading

          manufacturer of compressed air systems and other industrial






















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          equipment and trucks.  Ingersoll-Rand viewed Clark's strengths as complimentary to Ingersoll-Rand's strengths and specifically viewed that the two companies products, customers and

          distribution capabilities would enable the combined entity competitor in the global market place.

                    9.   After reaching an all-time high of $71 per share

          in August 1994, the price of Clark common stock began to decline substantially as its earnings growth subsided.  Specifically, on

          November 21, 1994, Dow Jones New Service reported that Clark
                             ---------------------

          expected to report earnings for the fourth quarter of the fiscal year ending December 31, 1994 "to be reasonably consistent" with third quarter earnings of $1.86 per share.  Following this announcement of flattening earnings, the price of Clark common stock fell to $56.625 per share, signifying a decline of nearly

          10% from the prior day's closing price.  The price of Clark common stock continued to fall during the ensuring months,

          closing as low as $51.25 per share on November 15, 1994.

                    10.  On or about January 26, 1995, Clark reported 1994

          net income of $161.9 million, or $9.30 per share.  Despite the announcement of these positive results, the stock failed to recover the value it lost following Clark's November 21, 1994 earnings projection, closing at $55.625 per share on the day following the January 26 announcement.

                    11.  In a purported effort to recover this lost value,

          on or about February 3, 1995, the Company announced that its





















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          Board authorized the Company to purchase up to 3 million shares of the company's common stock, in what amounts to a share "buy-

          back" program to maximize the value of the Clark shareholders'

          equity interest in the Company.

                    12.  On March 28, 1995, Ingersoll-Rand mounted a $1.34

          billion hostile tender offer for Clark, representing a more than

          40% premium to its current market value.  In announcing the all cash bid of $75 to $77 a share, Ingersoll-Rand disclosed that it made the offer privately to Clark earlier this month but was rebuffed by Clark's board of directors.  James E. Perrella,

          Ingersoll-Rand's chairman of the board, noted in a letter to

          Clark that "we have proposed a transaction that is so compelling for the stockholders of both our companies that we that we feel obligated to pursue it notwithstanding your board's rejection."

          The letter also stated "we would have thought that an acquisition proposal at a 50% premium over the price at which Clark common stock has recently been trading -- and a price exceeding Clark's all-time high stock price -- would have lead to a more

          constructive dialogue between us."

                    13.  In commenting on Clark's rejection of Ingersoll-

          Rand's proposal, Leo J. McKernan, Clark's Chairman of the Board and President and Chief Executive Officer, stated that "the management team at Clark . . . has been successfully implementing a strategic plan which has benefitted our shareholders

          materially."  However, Clark's shareholders have yet to benefit





















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          from any strategic plan implemented by Clark thus far and the significant benefit to shareholder value presented by the

          Ingersoll-Rand offer outweighs the nebulous long-term value which could be realized through management's plan.

                    14.  By virtue of the acts and conduct alleged herein,

          the defendants are carrying out a preconceived plan to entrench management to the detriment of Clark's public stockholders.  As a result, the public shareholders of Clark will be deprived of their ability to avail themselves of the significantly lucrative offer for their shares submitted by Ingersoll-Rand, and not adequately considered by defendants.

                    15.  On August 14, 1990, the Clark Board adopted a

          Rights Agreement or "Poison Pill", a defensive measure designed to afford the Company protection upon any initiation of a hostile offer to acquire the Company.  The Poison Pill was in place at the time Ingersoll-Rand made initial overtures to the Clark Board regarding a corporate transaction and still is operative.  The

          Board's failure to adequately consider the Ingersoll-Rand offer and deliberate failure to negotiate, while the Company was afforded the protections of the Poison Pill, further demonstrates that the Board and Clark management are failing to exercise their fiduciary responsibilities and are continuing their plan of entrenchment.

                    16.  The defendants have committed further breaches of

          their fiduciary duty to the public stockholders of Clark.





















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          Specifically, prior to announcing the tender offer by Ingersoll-

          Rand the Individual Defendants failed to (i) undertake an

          adequate valuation of Clark's worth as a potential merger or acquisition candidate; (ii) give adequate consideration to the offer for Clark submitted by Ingersoll-Rand; and/or (iii) act so that the interests of the public stockholders of Clark were protected.

                    17.  Unless enjoined by this Court, defendants will

          continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and will succeed in thwarting a value maximizing transaction, all to the irreparable harm of the

          Class.

                    18.  Plaintiff and the other members of the Class have

          no adequate remedy at law in that it is impossible to ascertain what price would be realized for plaintiff and the Class as the result of an open and vigorous auction of the Company.

                    WHEREFORE, plaintiff demands judgment and relief in its

          favor and in favor of the Class and against defendants, as follows:

                    A.   Declaring that this action be certified as a

          proper class action and certifying plaintiff as class

          representative;

                    B.   Declaring that the defendants and each of them

          have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class;





















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                    C.   Ordering that the defendants take appropriate

          measures to comply with their duty to maximize shareholder value;

                    E.   Awarding compensatory damages in an amount to be

          determined upon the proof submitted to the Court;

                    F.   Awarding the costs and disbursements of this

          action;

                    G.   Awarding plaintiff's counsel fees; and

                    H.   Awarding such other and further relief which the

          Court may deem just and proper.


          Dated:  March 29, 1995

                                        ROSENTHAL, MONHAIT, GROSS
                                          & GODDESS



                                        By:/s/ Joseph Rosenthal
                                           ------------------------
                                                Joseph Rosenthal

                                        First Federal Plaza
                                        Suite 214
                                        P.O. Box 1070
                                        Wilmington, DE  19899
                                        (302) 656-4433

                                        Attorneys for Plaintiff

          OF COUNSEL:

          BERNSTEIN LITOWITZ BERGER
            & GROSSMANN
          Vincent R. Cappucci
          Ivan J. Dolowich
          1285 Avenue of the Americas
          New York, New York  10019
          (212) 554-1400
























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